Exhibit 12.1

Wabash National Corporation
Computation of Ratio of Earnings to Fixed Charges

($ in 000's)	2010	2009	2008	2007	2006

Earnings
Pretax income (loss)	(141,811)	(104,766)	(108,762)	24,688	16,302
Add: Total fixed charges	7,684	7,999	5,057	6,155	7,421
Less: Preferred Stock Dividends	(3,344)	(3,320)	-	-	-
Total Earnings	(137,471)	(100,087)	(103,705)	30,843	23,723

Fixed Charges
Interest Expense	4,340	4,679	5,057	6,155	7,421
Preferred Stock Dividends	3,344	3,320	-	-	-
Total Fixed Charges	7,684	7,999	5,057	6,155	7,421

Fixed Charge Ratio	-	-	-	5.01	3.20

For purposes of calculating the ratio of earnings to fixed charges, earnings is defined as pre-tax income (loss) plus fixed charges less preferred stock dividends.  Fixed charges include interest expense (including amortization of deferred financing costs), interest on capital lease obligations, an estimate of interest within rental expense and preferred stock dividends.